SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: December 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                              ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated December 9, 2003, announcing the divestiture of its reinsurance business.



















THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THE COMPANY DOES NOT INTEND TO MAKE A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

Press Release

For your business and technology editors

ABB sells reinsurance business for US$ 425 million

Continues to sharpen focus on core power and automation businesses

Zurich, Switzerland, December 9, 2003 - ABB, the leading power and automation technology group, said today it has agreed to sell its reinsurance business (Sirius) to White Mountains, the Bermuda-based insurance holding company, for a cash price of 3,220 million Swedish Kronor (about US$ 425 million at December 1 exchange rate).

"The divestment is part of our strategy to focus on our core business of power and automation technologies, and to sell non-core assets when we can create maximum value for the company," said Peter Voser, ABB's chief financial officer. "With its size and geographic scope, we think White Mountains is the right partner to further develop our very successful reinsurance business."

ABB said the divestment represents a complete exit from the reinsurance business. The transaction is expected to be completed in the second quarter of 2004, and is subject to customary regulatory approvals. ABB's reinsurance business was part of ABB's former Financial Services division, most of which has been divested over the past year.

The Sirius business employs around 200 people at the Sweden-based Sirius International, Sirius America and Scandinavian Re. At the end of September 2003, the business reported revenues of US$ 572 million and earnings before interest and taxes (EBIT) of US$ 99 million.

ABB will report a book loss on the sale of approximately US$ 150 million. The loss comprises a discount on the net asset value of the business (about US$ 45 million) goodwill write-offs (approximately US$ 75 million), and transaction costs (about US$ 25 million). The total loss will be booked in discontinued operations, and the operational results of the reinsurance business will be restated from Non-core activities to discontinued operations for the fourth quarter and 2003 full-year results.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

For more information please contact:
Media Relations:                            Investor Relations:
ABB Corporate Communications, Zurich        Switzerland: Tel. +41 43 317 3804
Thomas Schmidt, Wolfram Eberhardt           Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568                        USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                        investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  December 9, 2003                 By:        /s/ HANS ENHORNING
                                           -----------------------------------
                                           Name:  Hans Enhorning
                                           Title: Group Vice President,
                                                  Assistant General Counsel



                                        By:        /s/ FRANCOIS CHAMPAGNE
                                           -----------------------------------
                                           Name:  Francois Champagne
                                           Title: Group Vice President,
                                                  Senior Counsel